EXHIBIT 99.1

Brookfield Reinsurance Reports Second Quarter Results and Announces Regular Distribution

BROOKFIELD, NEWS, Aug. 11, 2022 (GLOBE NEWSWIRE) -- Brookfield Reinsurance (NYSE, TSX: BAMR) today announced financial results for the quarter ended June 30, 2022.

Sachin Shah, CEO of Brookfield Reinsurance, stated, “With the closing of American National, we now manage over $40 billion of assets, a substantial portion of which are in cash and short-dated liquid securities. Our focus now shifts to investing these assets for value in a rising rate environment.”

Unaudited As at and for the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Six Months Ended
	2022	2021	2022	2021
Total Assets	$41,019	$2,640	$41,019	$2,640
Adjusted equity[1]	3,767	1,252	3,767	1,252
Distributable operating earnings[1]	46	3	59	6
Net income[2]	1	2	129	5
Net income per class A & class B share[3,4]	$0.14	$—	$0.28	$—
Net income per class C share[3]	$0.06	$—	$4.99	$—
  See Non-IFRS and Performance Measures on page 6 and a reconciliation from net income and reconciliation from equity on page 5.
  Net income for the three and six months ended January 1, 2021 to June 28, 2021 are attributed to our predecessor company Brookfield Annuity Holdings Inc.
  For the period from June 28, 2021 onward.
  Class A and class B shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield Class A Share.

Highlights

  Completed the acquisition of American National Group, Inc. (“American National”) for approximately $5.1 billion
  Closed 7 transactions within our Pension Risk Transfer (“PRT”) business, representing $1.0 billion of new premiums, including the single largest PRT transaction ever closed in the Canadian market
  Added over $200 million of flow premiums from reinsurance treaties closed in late 2021, and expanded the reinsured products under our agreement with American Equity Life Insurance Company (“AEL”) to provide additional flow business and accelerate our path to $10 billion of reinsured liabilities

Operating Update

During the quarter, we received over $200 million of flow business under our existing reinsurance treaty with AEL, bringing total premiums reinsured to date to $5 billion under our $10 billion reinsurance agreement. Our Canadian PRT business continues to be active in identifying opportunities, successfully securing $1.0 billion of new transactions in the second quarter.

We recognized $46 million of Distributable Operating Earnings (“DOE”) for the three months ended June 30, 2022 compared to $3 million in the prior year period. The increase was driven by higher net investment income across our reinsurance and PRT businesses and benefitted from a one month contribution from American National, which closed in late May 2022. During the quarter, we made significant progress in redeploying our reinsurance treaty assets received from our transactions that closed late in 2021, and we expect to see further benefit in the coming quarters as we continue to reposition our investment portfolios.

We recorded net income of $1 million for the three months ended June 30, 2022, driven by contributions from DOE noted above, offset by transaction and other one-time expenses.

Today, we have approximately $1.9 billion of available corporate liquidity, with an additional $23 billion of liquidity within our insurance portfolios, giving us flexibility to invest as interest rates rise and attractive investment opportunities present themselves. While maintaining significant liquidity, we have been active in deploying the assets received from recently closed transactions into higher yielding alternative strategies.

Appointment of Chief Financial Officer and Chief Investment Officer

Also effective today, Brookfield Reinsurance announced the appointment of Thomas Corbett as Chief Financial Officer and Lorenzo Lorilla as Chief Investment Officer.

Mr. Corbett joined Brookfield in 2008 and since then has held a number of senior finance positions in Brookfield’s Asset Management and Renewable Power groups including Chief Financial Officer of its Brazilian renewable power operations as well as Chief Financial Officer of Brookfield’s energy marketing group. Mr. Corbett was most recently a Managing Director of Brookfield, responsible for the global accounting and financial reporting functions. Mr. Corbett is a Chartered Professional Accountant and holds a Bachelor of Commerce from Carleton University.

Mr. Lorilla joined Brookfield in 2021 and was most recently a Managing Partner and Deputy Chief Investment Officer responsible for asset allocation and execution of investment strategy for Brookfield Reinsurance. Prior to joining Brookfield, Mr. Lorilla was Deputy Chief Investment Officer of Kuvare Insurance Services, and previously, Head of Credit Investments at Global Atlantic Financial Group as well as its predecessor, the Goldman Sachs Reinsurance Group. Mr. Lorilla holds a Master of Engineering from Massachusetts Institute of Technology.

"We’re excited to welcome Tom and Lorenzo in their new roles,” said Mr. Shah. "Tom and Lorenzo bring extensive financial, operational, and strategic experience and have been valuable members of the leadership team responsible for the buildout of Brookfield’s insurance platform to date. We look forward to continuing the growth of our business with their support.”

Regular Distribution Declaration

The Board declared a quarterly distribution of $0.14 per share, payable on September 29, 2022 to shareholders of record as at the close of business on September 14, 2022. This dividend is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield Asset Management Inc. (“Brookfield”) on its Class A limited voting shares (“Brookfield Class A Shares”).

Brookfield Asset Management Operating Results

An investment in Class A Shares of our company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Brookfield Class A Shares. A summary of Brookfield’s second quarter and last twelve months operating results is provided below:

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2022	2021	2022	2021
Net income	$1,475	$2,429	$10,618	$8,562
Net income attributable to common shareholders	$590	$816	$3,864	$2,866
Per Brookfield share	0.34	0.49	2.30	1.76
Funds from operations	$1,399	$1,600	$6,133	$7,556
Per Brookfield share	0.84	1.01	3.69	4.80
Distributable earnings before realizations	$1,009	$802	$3,881	$3,100

Given the economic equivalence, we expect that the market price of the Class A Shares of our company will be impacted significantly by the market price of the Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield’s disclosure on Brookfield’s website under the Reports & Filings section at bam.brookfield.com.

CONSOLIDATED BALANCE SHEETS

Unaudited		June 30		December 31
(US$ MILLIONS)		2022		2021
Assets
Cash and cash equivalents		$2,084		$393
Investments		27,050		4,943
Reinsurance funds withheld		4,861		4,650
Accrued investment income		247		21
Reinsurance related assets		604		169
Premiums due and other receivables		424		—
Deferred acquisition costs		1,111		776
Equity accounted investments		1,784		344
Investment properties		545		—
Deferred tax asset		469		20
Other assets		781		177
Separate account assets		1,059		—
Total assets		41,019		11,493

Liabilities and equity
Future policy benefits		14,410		8,497
Policyholders' account balances		13,942		—
Policy and contract claims		1,734		—
Unearned premium reserve		1,089		—
Reinsurance payable		76		75
Other policyholder funds		321		—
Accounts payable and other liabilities		547		77
Due to related parties		331		467
Corporate borrowings		1,795		693
Subsidiary borrowings		1,495		—
Notes payable		159		—
Deferred revenue		79		82
Liabilities issued to reinsurance entities		215		167
Separate account liabilities		1,059		—

Junior preferred shares		2,459		—
Non-controlling interest	8		—
Class A exchangeable and Class B	539		539
Class C	761	1,308	896	1,435
Total liabilities and equity		$41,019		$11,493

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Six Months Ended
	2022	2021	2022	2021
Net premiums and other policy revenue	$1,454	$50	$1,768	$52
Realized net investment income, including funds withheld	74	14	236	37
Unrealized net investment income	(244)	25	(421)	(61)
Income from equity accounted investments	72	—	86	—
Total revenues	1,356	89	1,669	28

Benefits and claims paid on insurance contracts	284	15	419	26
Change in future policy benefits	907	64	923	(15)
Interest credited to policyholders' account balances	5	—	5	—
Commissions for acquiring and servicing policies	62	—	62	—
Other reinsurance expenses	28	—	55	—
Changes in deferred acquisition costs	(52)	—	(76)	—
Operating expenses	81	7	98	10
Interest expense	34	—	43	—
Total benefits and expenses	1,349	86	1,529	21
Net income before income taxes	7	3	140	7
Income tax expense	(6)	(1)	(11)	(2)
Net income for the period	$1	$2	$129	$5

Attributable to:
Brookfield Asset Management Inc.[1]	—	2	—	5
Class A exchangeable & class B shareholders[2,3]	1	—	3	—
Class C shareholder[2,3]	2	—	128	—
Non-controlling interest	(2)	—	(2)	—
	$1	$2	$129	$5

Net income per class A & class B share[3]	$0.14	$—	$0.28	$—
Net income per class C share[2]	$0.06	$—	$4.99	$—
  For the periods prior to June 28, 2021.
  For the period from June 28, 2021 onward.
  Class A and class B shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield Class A Share.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE OPERATING EARNINGS

Unaudited For the periods ended June 30 US$ millions	Three Months Ended		Six Months Ended
	2022	2021	2022	2021
Net income	$1	$2	$129	$5
Deferred income tax expense	7	1	11	—
Junior preferred shares dividends	11	—	11	—
Transaction costs	20	—	24	—
Equity accounted income	(34)	—	(34)	—
Depreciation	3	—	3	—
Mark-to-market on investments and reserves	38	—	(85)	1
Distributable operating earnings[1]	$46	$3	$59	$6

RECONCILIATION OF EQUITY TO ADJUSTED EQUITY

Unaudited As at June 30 US$ millions
	2022	2021
Equity	$1,308	$1,252
Add:
Preferred shares	2,459	—
Adjusted Equity[1]	$3,767	$1,252
  Non-IFRS measure - see Non-IFRS and Performance Measures on page 6.

Additional Information

Brookfield Reinsurance was established on December 10, 2020 by Brookfield and on June 28, 2021 Brookfield completed the spin-off of the company, which was effected by way of a special dividend, to holders of Brookfield's Class A and B Shares. This financial information provides comparative information of the business included within the spin-off (“the Business”) for the periods prior to the spin-off, as previously reported by Brookfield. Accordingly, the financial information for the periods prior to June 28, 2021 is presented based on the historical financial information for the Business as previously reported by Brookfield. Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 28, 2021 and allocated to the shareholders of class A exchangeable shares, class B shares and class C shares on and after June 28, 2021.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended June 30, 2022, which have been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Brookfield Reinsurance’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Asset Management Reinsurance Partners Ltd. (NYSE, TSX: BAMR) operates a leading financial services business providing capital-based solutions to the insurance industry. Each class A exchangeable limited voting share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A). For more information, please visit our website at bamr.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial statements are based on IFRS, as issued by the IASB, unless otherwise noted.

We make reference to distributable operating earnings. We define distributable operating earnings as net income excluding the impact of depreciation and amortization, income taxes, income from equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our share of adjusted earnings from our investments in associates. Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results. We also make reference to Adjusted Equity. Adjusted Equity represents the total economic equity of our Company through its Class A, B, and C shares and the Junior Preferred Shares issued by our Company. We use Adjusted Equity to assess our return on our equity.

We provide additional information on key terms and non-IFRS measures in our filings available at bamr.brookfield.com.

Notice to Readers

Brookfield Reinsurance is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. Particularly, statements regarding future capital markets initiatives, including statements relating to the redeployment of capital into higher yielding investments, constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital and financial earnings. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Reinsurance to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and other alternatives, including credits; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Reinsurance undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Reinsurance believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Reinsurance does not make any representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.